

03059884

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 8, 2003, Series 2003-1	**333-104153**

Name of Person Filing the Document
(If Other than the Registrant)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RBS GC SoundView 2003-1 Pool
Y Structure with Floating Subs

	FRM	ARM	Y Structure
AAA/ Aaa	82.25	81.50	82.00
AA/ Aa2	7.00	7.75	7.25
A/ A2	6.50	6.75	6.60
A-/ A3	1.25	1.25	1.25
BBB+ / Baa1	1.25	1.25	1.25
BBB/ Baa2	1.00	1.25	1.10
OC Initial	0.75	0.25	0.55
OC Target	3.20	3.75	3.40
IO			
Month 1 - 12	2.05	1.00	
Month 13 - 24	2.05	0.90	
Month 25 - 32	0.20	0.20	

All Floating Rate Bonds

Margin	Duration
45	1.8
100	4.65
225	4.22
275	3.94
400	3.79
450	3.74

Notes:

(1) Transaction is a Y Structure supporetd by 1 fixed and 1 floating pool- actual levels approximate WAVG of levels which would be attributable to each pool
(2) 3 Month OC Holiday
(3) 100% of prepayment penalties pledged as AF
(4) Litton as servicer
(5) Litton re-diligenced the pool
(6) IO notional schedules as per attached tab


SEC MAIL
PROCESSING
RECEIVED
AUG 2 0 2003
152
WASH. D.C.
SECTION

SoundView Vectored IO Strip

Coupon =[see levels tab]

1S2-IO	Months	Fixed Notional Balance
	1	100.00%
	2	96.97%
	3	94.03%
	4	91.17%
	5	88.41%
	6	85.72%
	7	83.12%
	8	80.59%
	9	78.15%
	10	75.77%
	11	73.46%
	12	71.23%
	13	69.06%
	14	66.96%
	15	64.92%
	16	62.94%
	17	61.02%
	18	59.16%
	19	57.36%
	20	55.60%
	21	53.91%
	22	52.26%
	23	50.66%
	24	49.11%
	25	48.00%
	26	47.00%
	27	46.00%
	28	45.00%
	29	44.00%
	30	43.00%
	31	42.00%
	32	41.00%

Coupon =[see levels tab]

2S1-IO	Months	ARM Notional Balance
	1	100.00%
	2	97.02%
	3	94.13%
	4	91.33%
	5	88.61%
	6	85.97%
	7	83.41%
	8	80.92%
	9	78.51%
	10	76.17%
	11	73.90%
	12	71.69%
	13	69.55%
	14	67.48%
	15	65.47%
	16	63.51%
	17	61.62%
	18	59.78%
	19	57.99%
	20	56.26%
	21	54.58%
	22	52.95%
	23	51.37%
	24	49.83%
	25	49.00%
	26	48.00%
	27	47.00%
	28	46.00%
	29	45.00%
	30	44.00%
	31	43.00%
	32	42.00%

FOR INTERNAL USE ONLY
ALL AMOUNTS SUBJECT TO CHANGE
INFORMATION SHEET
08/07/03

Soundview 2003-1: Provident Bank
Balances as of 6/30/2003

TOTAL CURRENT BALANCE:	$ 268,380,091.25		
NUMBER OF LOANS:	4,148		
TOTAL ORIGINAL BALANCE:	$ 276,781,965.71		
AVERAGE CURRENT BALANCE:	$ 64,701.08	RANGE:	$ 1,671.90 - $ 571,659.00
AVERAGE ORIGINAL LOAN AMOUNT:	$ 66,726.61	RANGE:	$ 6,000.00 - $ 580,000.00
WEIGHTED AVERAGE GROSS COUPON:	10.956 %	RANGE:	5.000 - 15.500 %
WEIGHTED AVERAGE GROSS MARGIN:	5.699 %	RANGE:	0.000 - 10.830 %
WEIGHTED AVERAGE ORIGINAL RATE:	10.898 %	RANGE:	5.500 - 15.490 %
WEIGHTED AVERAGE 1st RATE CAP:	1.632 %	RANGE:	0.000 - 7.000 %
WEIGHTED AVERAGE PERIOD RATE CAP:	1.012 %	RANGE:	0.000 - 7.000 %
WEIGHTED AVERAGE LIFE CAP:	6.749 %	RANGE:	0.000 - 9.000 %
WEIGHTED AVERAGE MAXIMUM RATE:	17.089 %	RANGE:	0.000 - 21.000 %
WEIGHTED AVERAGE ORIGINAL TERM:	307 months	RANGE:	60 - 378 months
WEIGHTED AVERAGE REMAINING TERM:	275 months	RANGE:	19 - 337 months
WEIGHTED AVERAGE SEASONING:	32 months	RANGE:	23 - 69 months
WEIGHTED AVERAGE ORIGINAL LTV:	77.05 %	RANGE:	11.11 - 100.00 %
WEIGHTED AVERAGE DEBT RATIO:	36.86	RANGE:	0.00 - 92.39
WEIGHTED AVERAGE ORIGINAL FICO SCORE:	600	RANGE:	0 - 806
WEIGHTED AVERAGE CURRENT FICO SCORE:	589	RANGE:	0 - 815
TOP STATE CONCENTRATIONS ($):	6.99 % Texas, 6.43 % Florida, 5.96 % South Carolina		
FIRST PAY DATE:	Oct 23, 1997 - Aug 10, 2001		
NEXT DUE DATE:	May 15, 2003 - Nov 01, 2003		
MATURE DATE:	Jan 01, 2005 - Jul 10, 2031		

		CURRENT PRINCIPAL BALANCE	PCT($)	# OF LOANS	PCT(#)
STATUS (OTS):	Current	263,756,814.90	98.28	4,074	98.22
	Delinquent 30	4,623,276.35	1.72	74	1.78
BANKRUPCTY:	N	260,090,747.71	96.91	4,007	96.60
	Y	8,289,343.54	3.09	141	3.40

Soundview 2003-1: Provident Bank
Balances as of 6/30/2003

		CURRENT PRINCIPAL BALANCE	PCT($)	# OF LOANS	PCT(#)
FRM vs ARM:	ARM	109,498,997.88	40.80	1,361	32.81
	FRM	158,881,093.37	59.20	2,787	67.19
PRODUCT:	FIXED	105,775,914.98	39.41	2,014	48.55
	3 Yr Hybrid	83,167,017.84	30.99	1,002	24.16
	FIXED-BALLOON	41,408,106.99	15.43	626	15.09
	4 Yr Hybrid	19,185,347.00	7.15	285	6.87
	FIXED-STEP DOWN	9,122,229.70	3.40	112	2.70
	2 Yr Hybrid	3,897,877.34	1.45	48	1.16
	1 Month LIBOR	2,948,194.80	1.10	21	0.51
	FIXED-SIMPLE INT	2,574,841.70	0.96	35	0.84
	1 Yr CMT	106,011.00	0.04	1	0.02
	6 Month LIBOR	104,783.20	0.04	3	0.07
	5 Yr Hybrid	89,766.70	0.03	1	0.02
PROPERTY TYPE:	Single Family	219,952,340.26	81.96	3,436	82.84
	Manufactured Home	19,395,817.14	7.23	337	8.12
	2-4 Family	13,261,986.64	4.94	183	4.41
	PUD	9,878,575.68	3.68	84	2.03
	Condominium	5,891,371.53	2.20	108	2.60
PURPOSE:	Cashout Refinance	123,153,564.86	45.89	1,908	46.00
	Rate/Term Refinance	110,555,004.59	41.19	1,752	42.24
	Purchase	34,643,249.80	12.91	487	11.74
	Other	28,272.00	0.01	1	0.02
OCCUPANCY:	Owner	252,193,705.04	93.97	3,806	91.76
	Non-Owner	16,186,386.21	6.03	342	8.24
DOC TYPE:	Full	216,087,400.08	80.52	3,461	83.44
	None	36,712,847.28	13.68	479	11.55
	Limited	15,207,010.49	5.67	203	4.89
	Unknown	372,833.40	0.14	5	0.12
LIEN:	1st Lien	266,723,488.62	99.38	4,078	98.31
	2nd Lien	1,656,602.63	0.62	70	1.69
CHANNEL:	Correspondent	135,969,974.43	50.66	2,067	49.83
	Bulk	65,295,181.48	24.33	996	24.01
	Broker	60,811,509.74	22.66	1,005	24.23
	Retail	5,948,777.60	2.22	75	1.81
	Unknown	354,648.00	0.13	5	0.12
PREPAY PENALTY:	Y	181,948,190.02	67.79	2,738	[illegible]
	N	86,431,901.23	32.21	1,410	33.99